

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2024

Kevin O'Connor
Senior Vice President and Chief Legal Officer
Carrier Global Corporation
13995 Pasteur Boulevard
Palm Beach Gardens, FL 33418

> **Re: Carrier Global Corporation**
>   **Registration Statement on Form S-4**
>   **Filed January 16, 2024**
>   **File No. 333-276527**

Dear Kevin O'Connor:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Jeff Kauten at 202-551-3447 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Technology

cc: Christodoulos Kaoutzanis